EXHIBIT 99

Footnotes:

1 Mr. Levinas will be issued shares in an amount equal to 20% of the issued and outstanding shares of the issuer on a fully diluted basis as of the date that an aggregate of $1 million has been invested into the Company.

2 The Issuer agreed to issue to Mr. Levinas additional shares of common stock in an amount equal to 20% of the issued and outstanding shares of the Issuer if, prior to June 23, 2005, $400,000 is not invested in the development of the Issuer's Battery Brain product. If less than $400,000 is invested, said 20% shall be pro rated based on the actual amount invested.

3 In Addition, within the next two years the Issuer agreed to use its best efforts to (a) consummate an equity raise of not less than $1,500,000 dollars at a post-money valuation of not less than $12,000,000; provided, that all equity raises within 120 days after March 23, 2005 which are based on a post-money valuation which is $10,500,000 or greater, shall be counted toward the $1,500,000; or (b) generate revenue for the Battery Brain product in the aggregate amount of $2,000,000. If the Issuer does not achieve either (a) or (b) prior to March 27, 2007, then Mr. Levinas will be issued of common stock in an amount equal to 20% of the outstanding share capital on a fully-diluted basis (calculated as of said date).